PACIFIC MERCANTILE BANCORP

949 South Coast Drive, Suite 300

Costa Mesa, California 92626

(714) 438-2525

January 26, 2010

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:	David Irving, Reviewing Accountant
Mail Stop 4720

Re:	Pacific Mercantile Bancorp (File No. 0-30777):
Extension of Time to Respond to SEC Staff Comment Letter dated December 18, 2009 with respect to Form 10-Q for the Quarter Ended September 30, 2009

Ladies and Gentlemen:

This is to confirm our telephone conversation earlier today, during which we requested an extension of time to, and you advised us that we would have until, February 9, 2010 to submit our responses to the comments of the SEC Staff contained in the above-referenced Staff Comment Letter.

As we discussed during our telephone call, our wholly-owned banking subsidiary, Pacific Mercantile Bank, has been requested by its principal federal and the state banking regulators to conduct a review of qualitative reserve factors which the Bank utilized in calculating its allowance for loan losses as of September 30, 2009 and we believe it is prudent to defer our response to the above-referenced Staff Comment Letter until that review has been completed.

We appreciate the Staff’s willingness to accommodate our request for this extension of time.

If you have any questions, please do not hesitate to call me at (714) 438-2525.

Sincerely,

/s/ NANCY A. GRAY
Nancy A. Gray
Senior Executive Vice President and Chief Financial Officer